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Michael R. Biggs mrb@biggswilkerson.com 3500 N. Rock Road, Bldg. 1100 phone 316.684.2929 Wichita, Kansas 67226 316.681.0153	Fax
November 11, 2005

Ms. Peggy Kim, Esq.
Senior Counsel
Division of Corporation Finance
United States Securities and
Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

  RE:
  ADVISORS REIT I, Inc. ("Registrant")
  Registration No. 333-124916

Dear Ms. Kim;

        On behalf of the above-referenced Registrant, we respectfully request acceleration of the Commission's issuance of an order of effectiveness as soon as is practical. As a reminder, this is an issuer-direct offering. Accordingly, there is no corresponding request from any underwriter accompanying this correspondence as there is none involved. At this time the Registrant acknowledges that:

  •
  Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  •
  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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  The Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        On behalf of the Registrant we further confirm the fact that the Registrant, along with its affiliates, are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

        All of the changes delineated in our correspondence dated November 7, 2005 have been incorporated into Amendment No. 4. Thank you for your thoughtful consideration of our earlier responses. If anything is remiss or if you have any further questions or concerns, please consider contacting me directly at (316) 684-2929.

                      Very truly yours,

                      /s/  MICHAEL R. BIGGS

MRB: gvg